Exhibit 99.1

Dada Announces Proposed Follow-On Public Offering of American Depositary Shares

SHANGHAI, China, Nov. 30, 2020 (GLOBE NEWSWIRE) — Dada Nexus Limited (“Dada” or the “Company”) (NASDAQ: DADA), China’s leading local on-demand delivery and retail platform, today announced that it intends to offer and sell 9,000,000 American Depositary Shares (“ADSs”), each representing four ordinary shares of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 1,350,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed offering for implementing its marketing initiatives and growing its user base, for investing in technology and research and development, as well as for general corporate purposes.

Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., Jefferies LLC and Haitong International Securities Company Limited will act as the joint bookrunners for the proposed ADS offering. KeyBanc Capital Markets Inc. will act as the co-manager for the proposed ADS offering.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dada Nexus Limited

Dada Nexus Limited is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Dada’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited
Ms. Caroline Dong
E-mail: ir@imdada.cn

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-178-1749 0483
E-mail: rvanguestaine@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited
E-mail: PR@imdada.cn